444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE

2022-07

Minnesota Court of Appeals dismisses challenge to PolyMet air permit

Ruling ends long string of litigation for one of mining project's key permits

St. Paul, Minn., June 21, 2022 - The Minnesota Court of Appeals today granted PolyMet's motion to dismiss the last remaining challenge to PolyMet's air permit, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

The court agreed with PolyMet that the case should be dismissed because project opponents failed to properly serve PolyMet under the Minnesota Rules of Civil Appellate Procedure, and that failure meant that the court lacked jurisdiction.

Barring an appeal to the Minnesota Supreme Court, the ruling lays to rest multiple legal challenges that mining opponents have brought against the permit since it was issued by the Minnesota Pollution Control Agency (MPCA) more than three years ago. The agency reinstated the permit in December 2021 after fulfilling a Court of Appeals order to further explain its reasoning.

"This ruling is one more step toward delivering on our promise to build a modern, responsible mining operation that will feed a supply chain that is growing ever more hungry for the clean-energy minerals we will produce," said Jon Cherry, chairman, president and CEO. NorthMet will produce copper, nickel, cobalt and precious metals and provide numerous economic benefits for the northeast Minnesota region.

*  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., feeding the supply chain with high-demand, responsibly mined metals crucial to the manufacture of clean energy and clean mobility technologies such as wind and solar generation, battery storage and electric vehicles.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2021, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.